December 27, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	John Dana Brown

	Re:	Sack Lunch Productions, Inc.
Amendment No. 2 to
Offering Statement on Form 1-A
Filed December 12, 2017
File No. 024-10726

Dear Mr. Brown:

The following responses of Sack Lunch Productions, Inc. (the “Company,” “we” or “us”) are being provided in response to your comment letter dated December 20, 2017, regarding the above-listed Offering Statement on Form 1-A for the Company. We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

Part II

Offering Circular

Exhibits, page 95

1. We note your response to our prior comment 3 and reissue. Please file the TCA Agreement listed as Exhibit 6.7 in its entirety, including all exhibits and schedules that are identified in the index on page 90 of the agreement. In this regard, we are unable to locate Exhibit A, and Schedules 7.18(b), 7.33, 9.3 and 10.8.

We have re-filed the TCA Agreement in its entirety as Exhibit 6.7 of Amendment No. 3 to the Offering Statement on Form 1-A filed concurrently herewith. We have conducted an exhaustive review of our files and were able to find Exhibit A to the TCA Agreement in another file. However, we have confirmed that Schedules 7.18(b), 7.33, 9.3 and 10.8, though referenced in the TCA Agreement, were not prepared for the TCA Agreement and simply do not exist. The likely explanation is there was nothing to report on these Schedules. Please also note that all of these Exhibits and Schedules are immaterial to the overall agreement.

United States Securities and Exchange Commission

Division of Corporation Finance

December 26, 2017

Signatures

4. We note that your Form 1-A no longer includes the required signatures. Please revise to include the signatures required by Form 1-A.

The signatures were unintentionally omitted. Amendment No. 3 to the Offering Statement on Form 1-A, filed concurrently herewith, includes the required signatures.

Thank you for your time and attention to this matter. Should you have any questions, please contact our counsel, Brian Lebrecht, at (801) 433-2453.

Very truly yours,

/s/ Richard Surber
Richard Surber
Chief Executive Officer